May 23, 2019

Via EDGAR

Melissa Gilmore

Claire Erlanger

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Delphi Technologies PLC
Form 10-K for the Year Ended December 31, 2018
Form 8-K furnished on May 2, 2019
File No. 001-38110

Dear Ms. Gilmore and Ms. Erlanger:

This letter from Delphi Technologies PLC (“we” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated May 14, 2019, relating to the Company’s Form 10-K for the Year Ended December 31, 2018 (the “Form 10-K”) and the Company’s Form 8-K dated May 2, 2019 (File No. 001-38110).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2018

Notes to the Financial Statements

Note 14. Revenue, page 78

1.

We note from your Q1 2019 earnings call as well your earnings call slides, that revenue growth and profitability are discussed for certain products/businesses including GDi, Power Electronics, Commercial Vehicle, and Passenger car vehicle. We also note from your disclosure on page 30 of MD&A that you have identified GDi fuel systems and Power Electronics as key growth products. Please explain to us the consideration given to further disaggregating revenue by these major products in the table disclosed in Note 14 on page 79 of your Form 10-K. As part of your response, please consider how you applied the guidance in ASC 606-10-55-89 through 55-91. Additionally, please tell us if margin or other profitability measures are reviewed by the CODM for any products or businesses at a level lower than Powertrain Systems and Aftermarket. If so, please explain to us why these products/businesses are not considered operating segments under ASC 280-10-50-1.

As described in Item 1. Business of the Company’s Form 10-K, we are a global supplier to original equipment manufacturers of both light vehicles (which includes passenger car vehicles) and commercial vehicles. Further, in Note 14. Revenue of the Company’s Form 10-K, the major product groups within the Powertrain Systems operating segment include internal combustion engine products (“ICE”) and electronics & electrification (“E&E”) products. The major sales channels within the Aftermarket operating segment include aftermarket products sold to independent aftermarket customers and original equipment service customers. The Company views commercial

Delphi Technologies PLC

May 23, 2019

vehicles and passenger car vehicles as markets that are served by its Powertrain Systems product groups of ICE and E&E, as well its Aftermarket products, rather than product groups themselves. In the Q1 2019 earnings call slides, when we referenced revenue growth or revenue performance within a market (for example, commercial vehicles), it represented performance for that market rather than an individual product line or product group.

In accordance with ASC 606-10-50-5, the Company selected categories to present disaggregated revenue from contracts with customers that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. ASC 606-10-55-91 provides examples of disaggregation categories, including major product lines, geographical region and sales channels. In addition to disclosing disaggregation of revenue on the basis of geographical region, the Company disclosed disaggregation of revenue by major product group and sales channel. Within the Powertrain Systems segment, the Company believes economic factors similarly impact the individual product lines within the major product groups of ICE and E&E. While economic factors (for example, customer demand for vehicle electrification) can have similar effects on products within each major product group, such factors can have different impacts on ICE as compared to E&E. For example, the product lines within ICE, which include gasoline direct injection (“GDi”), are focused on addressing demand for increased fuel efficiency and emission control in internal combustion engines, while the product lines within E&E, which include power electronics, are focused on electrification of the vehicle and electronic components. Revenue at the individual product line level within the major product groups of ICE and E&E is not in the monthly reporting package to the Company’s chief operating decision maker (“CODM”) or presented externally in the form of investor presentation materials and press releases. Accordingly, the Company believes the level of disaggregation of revenue within the Powertrain Systems operating segment into the major product groups of ICE and E&E meets the disclosure objectives of ASC 606-10-50-5. Additionally, for all historical periods presented in the Form 10-K and those in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, revenues for power electronics were less than 5% of consolidated revenues and revenues for GDi were approximately 10% of consolidated revenues.

With respect to the Company’s assessment of operating segments, the Company considered the definition of operating segments in ASC 280-10-50-1 as follows“…a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

The Company operates its core business in two operating segments: Powertrain Systems and Aftermarket. As noted above, the Powertrain Systems segment product lines are grouped into the major product groups of ICE and E&E, and the Aftermarket segment is grouped by major sales channels of independent aftermarket customers and original equipment service customers. In connection with the orientation of the Company’s Chief Executive Officer (the CODM), appointed in early 2019, certain margin or other profitability measures are provided at a major product group, or even an individual product line level. However, the monthly internal reporting package regularly reviewed by the CODM, to make decisions about resources to be allocated to the operating segments and assess their performance, is focused on the Powertrain Systems and Aftermarket reporting level, and therefore at the operating segment level. It does include limited revenue and profitability measures for ICE and E&E, but includes no individual product line detail. Additionally, other than revenue and an operating income metric, discrete financial information, such as cash flow and balance sheet metrics, is not available at a level lower than the operating segment level. The primary financial measures used by the CODM to assess performance and allocate resources are revenue, an operating income metric and a cash flow metric, as evidenced by annual incentive compensation targets as described in the Company’s Schedule 14A for the year ended December 31, 2018. As noted above, cash flow information is not available at a level lower than Powertrain Systems and Aftermarket.

Delphi Technologies PLC

May 23, 2019

Further, as part of the annual planning process, annual budget and incentive compensation targets (including a cash flow metric) are developed and approved by the CODM and the Board of Directors at a total Company or operating segment level. Additionally, information provided externally in the form of investor presentation materials and press releases is generally presented at a total Company or operating segment level. The Company believes its segment reporting is consistent with the principles of ASC 280 and reflects the level at which the CODM regularly reviews results in order to allocate resources and assess performance.

The Company will continue to evaluate its operating segments, in particular given the change in Chief Executive Officer, and the most appropriate level of revenue disaggregation in accordance with the relevant guidance, and will revise disclosures in future periods, as appropriate.

Exhibit 99.1

2.

We note your full year 2019 financial outlook which includes adjusted operating income margin, adjusted earnings per share as well as an adjusted effective tax rate. However, it does not appear that you have included a reconciliation of those measures to the most comparable GAAP measures in accordance with Item 10(e)(1)(i)(B). If you have excluded a quantitative reconciliation for the forward-looking non-GAAP measures in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise to disclose this fact and identify that the information is unavailable. Please refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will include in future filings that provide forward-looking non-GAAP financial measures quantitative reconciliations of such measures to the most directly comparable forward-looking GAAP financial measures or cross-references to appropriate reconciliations located in those filings. We believe that cross-references may be appropriate to avoid repetitive reconciliations in instances where the items constituting the adjustments to one non-GAAP financial measure for which a reconciliation is provided have materially the same impact on another non-GAAP financial measure.

The Company will include reconciliations for forward-looking non-GAAP financial measures when the information is available without unreasonable efforts, or if it is unable to do so, the Company will disclose that fact and will identify the unavailable information preventing the Company from presenting such reconciliations.

3.	We note in your first quarter highlights, revenue of $1.2B was down 6% year-on-year which is adjusted for currency exchange and have the following comments:

•

Your presentation gives greater prominence to the non-GAAP measure since you have not provided the comparable GAAP measure, which is the percentage change of revenue on a GAAP basis. Please revise your presentation to fully comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K to present the most directly comparable GAAP measure with equal or greater prominence.

•

We note you have not identified the measure as non-GAAP. Please revise your disclosure to clarify that presenting results on an adjusted currency basis is a non- GAAP presentation in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K. Also revise your title of this non-GAAP measure and disclose the process for calculating the currency exchange adjusted amounts. Refer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Delphi Technologies PLC

May 23, 2019

The Company acknowledges the Staff’s comment and will present the percentage change of revenue on a GAAP basis with equal or greater prominence in any future filings that include the percentage change of revenue on a non-GAAP basis.

The following are the proposed changes as if the Company had provided the requested information for the period ending March 31, 2019.

“Revenue of $1.2 billion was down 11% on a U.S. GAAP basis and down 6% on a constant currency basis.”

In addition, in future filings, the Company will specifically identify that measure as non-GAAP and disclose the process for calculating the currency exchange adjusted amounts as follows:

In addition, this press release contains information about the Company’s revenue presented on a constant currency basis. The constant currency presentation, which is a non-GAAP measure, excludes the impact of fluctuations in foreign currency exchange rates that occurred between the comparative periods. Constant currency net sales results are calculated by translating current period net sales in local currency to the U.S. dollar amount by using the currency conversion rate for the prior comparative period. The Company consistently applies this approach to net sales for all countries where the functional currency is not the U.S. dollar. The Company believes that this presentation provides useful supplemental information regarding changes in our revenue that were not due to fluctuations in currency exchange rates and such information is consistent with how the Company assesses changes in its revenue between comparative periods.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at 44-203-057-4222.

Sincerely, /s/ Vivid Sehgal Vivid Sehgal Chief Financial Officer Delphi Technologies PLC

cc:	Richard F. Dauch

Jeffrey M. Sesplankis